UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                              AU BON PAIN CO., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    CLASS A COMMON STOCK/CLASS B COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                              05010 3100/05010 3209
                        -------------------------------
                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c) (Amendment filed pursuant to Rule 13d-2(b)) |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 7 pages

----------------------------------                          --------------------
CUSIP No. 050103 3100/05010 3209                               Page 2 of 7 Pages
----------------------------------                          --------------------
                                       13G

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities only)

                                Ronald M. Shaich
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  |_|

                                                      (b)  |_|
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
--------------------------------------------------------------------------------
                   5      SOLE VOTING POWER
    NUMBER OF
                          1,672,405 shares of the Class A Common Stock
     SHARES               (consisting of (a) 63,535 shares of Class A Common
                          Stock, (b) 357,330 options to purchase Class A Common
                          Stock exercisable within 60 days and (c) 1,251,540
                          shares of Class B Common Stock convertible on a share
                          for share basis into Class A Common Stock).
                   -------------------------------------------------------------
  BENEFICIALLY     6      SHARED VOTING POWER

    OWNED BY                           0

      EACH
                   -------------------------------------------------------------
    REPORTING      7      SOLE DISPOSITIVE POWER

     PERSON               1,672,405 shares of the Class A Common Stock,
                          (consisting of (a) 63,535 shares of Class A Common
                          Stock, (b) 357,330 options to purchase Class A Common
                          Stock exercisable within 60 days and (c) 1,251,540
                          shares of Class B Common Stock convertible on a share
                          for share basis into Class A Common Stock).
                   -------------------------------------------------------------
      WITH         8      SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,672,405 shares of the Class A Common Stock, (consisting of (a) 63,535 shares of Class A Common Stock, (b) 357,330 options to purchase Class A Common Stock exercisable within 60 days and (c) 1,251,540 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock).

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


                                                         | |
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        13.8% of Class A Common Stock beneficially owned (consisting of 3.9% of the Class A Common Stock and 80.3% of the Class B Common Stock)
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON
                   IN
--------------------------------------------------------------------------------


                               Page 2 of 7 pages

         Item 1(a).                 Name of Issuer
                                    --------------

                                    Au Bon Pain Co., Inc.

         Item 1(b).                 Address of Issuer's Principal Office
                                    -------------------------------------

                                    19 Fid Kennedy Avenue
                                    Boston, MA  02210

         Item 2(a).                 Name of Person Filing
                                    ---------------------

                                    Ronald M. Shaich

         Item 2(b).                 Address of Principal Business Office, or if
                                    None, Residence
                                    --------------------------------------------

                                    c/o Au Bon Pain Co., Inc.
                                    19 Fid Kennedy Avenue
                                    Boston, MA  02210

         Item 2(c).                 Citizenship
                                    -----------

                                    United States of America

         Item 2(d).                 Title of Class of Securities
                                    ----------------------------

                                    Class A Common Stock, par value $.0001 per share/ Class B Common Stock, par value
                                    $.0001 per share

         Item 2(e).                 CUSIP Number
                                    -------------

                                    05010 3100/05010 3209

         Item 3.                    If this statement is filed pursuant to
                                    Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                         (a)[ ]     Broker or dealer registered under Section 15
                                    of the Exchange Act
                         (b)[ ]     Bank as defined in Section 3(a)(6) of the Exchange
                                    Act.
                         (c)[ ]     Insurance company as defined in Section 3(a)(19)
                                    of the Exchange Act.
                         (d)[ ]     Investment company registered under Section 8 of the
                                    Investment Company Act.
                         (e)[ ]     Investment adviser in accordance with Rule
                                    13d-1(b)(1)(ii)(E).
                         (f)[ ]     Employee benefit plan, or endowment fund in
                                    accordance with Rule 13d-1(b)(1)(ii)(F).
                         (g)[ ]     Parent holding company or control person, in
                                    accordance with Rule 13d-1(b)(1)(ii)(G).
                         (h)[ ]     A savings association as defined in Section 3(b)
                                    of the Federal Deposit Insurance Act.
                         (i)[ ]     A church plan that is excluded from the definition
                                    of an investment company under Section 3(c)(14)
                                    of the Investment Company Act.


                               Page 3 of 7 pages




                         (j)[ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                    If this statement is filed pursuant to Rule
                                    13d-1(c), check this box [X].

                                    This statement is an amendment filed
                                    pursuant to Rule 13d-2(b).

         Item 4.                    Ownership
                                    ---------

                                    Provide the following information regarding the aggregate number and percentage of the class of the securities of the issuer identified in Item 1.

                                    (a)  Amount Beneficially Owned:

                                    1,672,405 shares of the Class A Common
                                    Stock, (consisting of (a) 63,535 shares of
                                    Class A Common Stock, (b) 357,330 options to purchase Class A Common Stock exercisable within 60 days and (c) 1,251,540 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock).
                                    See the note on voting percentages below.*

                                    (b) Percent of Class:

                                    13.8% of Class A Common Stock beneficially owned (consisting of 3.9% of the Class A
                                    Common Stock and 80.3% of the Class B Common
                                    Stock)

                                    (c) Number of shares as to which such
                                    persons has:

                                         (i)   sole power to vote or to direct
                                    the vote:

                                               1,672,405 shares of the Class A
                                    Common Stock, (consisting of (a) 63,535
                                    shares of Class A Common Stock, (b) 357,330 options to purchase Class A Common Stock exercisable within 60 days and (c) 1,251,540 shares of Class B Common Stock convertible on a share for share basis into Class A
                                    Common Stock). See the note on voting
                                    percentages below.*

                                         (ii) shared power to vote or to direct
                                    the vote:

                                               -0-

                                         (iii) sole power to dispose or to
                                    direct the disposition of:

                                               1,672,405 shares of the Class A
                                    Common Stock, (consisting of (a) 63,535
                                    shares of Class A Common Stock, (b) 357,330 options to purchase Class A Common Stock exercisable within 60 days and (c) 1,251,540 shares of Class B Common Stock convertible on a share for share basis into


                               Page 4 of 7 pages




                                    Class A Common Stock). See the note on voting percentages below.*

                                         (iv) shared power to dispose or to
                                    direct the disposition of:

                                               -0-

                                    *Due to the fact that each share of Class A
                                    Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power. Mr. Shaich's aggregate percentage of voting power is equal to approximately 27.0% of the issuer's combined voting equity securities.

         Item 5.                    Ownership of Five Percent or Less of a Class.
                                    ---------------------------------------------

                                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                            Inapplicable

         Item 6.                    Ownership of More than Five Percent on Behalf
                                    of Another Person.
                                    ---------------------------------------------

                                    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                            Inapplicable

         Item 7.                    Identification and Classification of the Subsidiary
                                    Which Acquired the Security Being Reported on by the
                                    Parent Holding Company.
                                    -----------------------------------------------------

                                    If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary.
                                    If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                            Inapplicable


                               Page 5 of 7 pages




         Item 8.                    Identification and Classification of Members of the Group.
                                    ----------------------------------------------------------

                                    If a group has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group.
                                    If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

                                            Inapplicable

         Item 9.                    Notice of Dissolution of Group.
                                    --------------------------------

                                    Notice of dissolution of a group may be
                                    furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by the members of the group, in their individual capacity. (See Item 5.)

                                            Inapplicable

         Item 10.                   Certification.
                                    --------------

                                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]




                               Page 6 of 7 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date: February 12, 1999
                                          ------------------

                                    Signature: /s/ Ronald M. Shaich
                                               ---------------------

                                    Name/Title: Ronald M. Shaich
                                                ----------------